UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.
20549
FORM
11-K
(Mark One)
ANNUAL REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF
1934
For the fiscal year ended
December 31, 2025
Or
TRANSITION REPORT PURSUANT TO
SECTION 15 (d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the transition period from ______ to ______
Commission file number 001-14793
A.
Full title of the Plan and address of the Plan, if different from that of the issuer named below:
THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS
OF PUERTO RICO
B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FIRST BANCORP
.
1519 Ponce de León Avenue, Stop 23
San Juan, Puerto Rico 00908

1
The FirstBank 401(k) Retirement Plan for Residents of Puerto Rico
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024
Index
Page
Report of Independent Registered Public Accounting Firm
1
Financial Statements:
Statements of Net Assets Available for Benefits
as of December 31, 2025 and 2024
3
Statement of Changes in Net Assets Available
for Benefits for the year ended December 31,
2025
4
Notes to the Financial Statements
5
Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at
End of Year)
– December 31, 2025
11
Signatures
12
Exhibits:
23.1 Consent of Crowe LLP
1
Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting
and Disclosure under ERISA have been omitted because
they are not applicable.

Report of Independent Registered Public Accounting
Firm
Plan Participants and Plan Administrator of The FirstBank
401(k) Retirement Plan for Residents of Puerto Rico
San Juan, Puerto Rico
Opinion on the Financial Statements
We
have
audited
the
accompanying
statements
of
net
assets
available
for
benefits
of
The
FirstBank
401(k)
Retirement
Plan for Residents of Puerto Rico (the
“Plan”) as of December 31, 2025
and 2024, the related statement of
changes in net
assets available
for benefits
for the year
ended December
31, 2025,
and the
related notes
(collectively referred
to as the
"financial
statements").
In
our
opinion,
the
financial
statements
present
fairly,
in
all
material
respects,
the
net
assets
available for benefits
of the Plan as
of December 31,
2025 and 2024,
and the changes in
net assets available
for benefits
for the year ended December 31, 2025,
in conformity with accounting principles
generally accepted in the United States
of
America.
Basis for Opinion
These financial statements
are the responsibility of
the Plan's management.
Our responsibility is to
express an opinion on
the Plan's
financial statements
based on
our audits.
We are
a public
accounting firm
registered with
the Public
Company
Accounting
Oversight
Board
(United
States)
("PCAOB")
and
are
required
to
be
independent
with
respect
to
the
Plan
in
accordance with the
U.S. federal securities
laws and
the applicable
rules and
regulations of
the Securities
and Exchange
Commission and the PCAOB.
We
conducted
our
audits
in
accordance
with
the
standards
of
the
PCAOB.
Those
standards
require
that
we
plan
and
perform
the
audit
to
obtain
reasonable
assurance
about
whether
the
financial
statements
are
free
of
material
misstatement, whether
due to
error or
fraud. The
Plan is
not required to
have, nor
were we engaged
to perform,
an audit
of its internal
control over financial
reporting.
As part of our
audits, we are
required to obtain
an understanding of
internal
control over financial
reporting but not
for the purpose
of expressing an
opinion on the
effectiveness of
the Plan’s
internal
control over financial reporting.
Accordingly, we
express no such opinion.
Our
audits
included
performing
procedures
to
assess
the
risks
of
material
misstatement
of
the
financial
statements,
whether
due
to
error
or
fraud,
and
performing
procedures
that
respond
to
those
risks.
Such
procedures
included
examining, on
a test
basis, evidence
regarding the
amounts and
disclosures
in the
financial statements.
Our audits
also
included evaluating the
accounting principles
used and significant
estimates made
by management, as
well as evaluating
the overall presentation of the financial statements. We
believe that our audits provide a reasonable basis for
our opinion.
Supplemental Information
The supplemental
Schedule H,
Line 4(i)
– Schedule
of Assets
(Held at
End of
Year)
as of
December 31,
2025 has
been
subjected
to
audit
procedures
performed
in
conjunction
with
the
audit
of
The
FirstBank
401(k)
Retirement
Plan
for
Residents
of
Puerto
Rico
financial
statements.
The
supplemental
schedule
is
the
responsibility
of
the
Plan’s
management.
Our
audit
procedures
included
determining
whether
the
information
presented
in
the
supplemental
schedule
reconciles
to
the
financial
statements
or
the
underlying
accounting
and
other
records,
as
applicable,
and
performing procedures to
test the completeness
and accuracy of
the information presented
in the supplemental
schedule.
In forming our opinion on
the supplemental schedule,
we evaluated whether the supplemental
schedule, including its form
and
content,
is
presented
in
conformity
with
the
Department
of
Labor’s
Rules
and
Regulations
for
Reporting
and
Disclosure
under
the
Employee
Retirement
Income
Security
Act
of
1974.
In
our
opinion,
the
supplemental
schedule
is
fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe LLP
License Number LLP-224
Expires December 1, 2027
We have served as the Plan's auditor since 2018.
Chicago, Illinois
June 18,
2026
Stamp No. DLLP224-109 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
Statements of Net Assets Available for
Benefits
December 31, 2025 and 2024
As of December 31,
2025 2024
Assets
Investments:
Investments, at fair value (Note 3) $
185,204,574
$
157,872,834
Receivables:
Contributions receivable from participants
-
234,714
Contributions receivable from employer
1,793,289
1,627,082
Notes receivable from participants
5,267,672
4,659,024
Total
receivables
7,060,961
6,520,820
Non-interest-bearing cash and cash equivalents
430,552
28,089
Net assets available for benefits $
192,696,087
$
164,421,743
The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
Statement of Changes in Net Assets Available
for Benefits
Year Ended December 31,
2025
Year ended
December 31,
2025
Additions to assets attributed to:
Investment income:
Net appreciation in fair value in investments $
20,898,587
Dividends and interest income
4,451,778
Total
investment income
25,350,365
Interest income on notes receivable from participants
477,346
Contributions:
Participants
8,858,339
Employer
3,463,398
Rollovers from other qualified plans
418,878
Total
contributions
12,740,615
Total
additions
38,568,326
Deductions from assets attributed to:
Benefits and withdrawals paid to participants, including rollover distributions
10,151,915
Administrative expenses
142,067
Total
deductions
10,293,982
Net increase in assets available for benefits
28,274,344
Net assets available for benefits:
Beginning of the year
164,421,743
End of year $
192,696,087
The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
Notes to the Financial Statements
December 31, 2025 and 2024
5
1.
Description
of the Plan
Reporting Entity
The
accompanying
financial
statements
include
the
assets
of
The
FirstBank
401(k)
Retirement
Plan
for
Residents
of
Puerto
Rico
(the
“Plan”)
sponsored
by
FirstBank
Puerto
Rico
(the
“Bank”)
for
its
Puerto
Rico
employees
only.
The
following description
of the
Plan provides
only general
information. Participants
should refer
to the
Plan agreement
for a
complete description of the Plan’s provisions.
General
The
Plan
is
a
defined
contribution
plan,
which
became
effective
in
1965,
and
amended
in
1977,
to
comply
with
the
requirements of
the Employee
Retirement Income
Security Act
of 1974,
as amended
(ERISA). Accordingly,
the Plan
is
subject to the provisions of ERISA. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions
of the Puerto
Rico Internal Revenue
Code, as amended
(the “PR Code”).
The Plan was
created for
the purpose of providing retirement benefits to employees
and to encourage and assist them in adopting
a regular savings
plan that qualifies under the applicable laws of the
Commonwealth of Puerto Rico.
Eligibility
Effective March 1, 2025, eligible employees of the Bank
and its wholly owned Puerto Rico subsidiaries became eligible to participate in the Plan’s matching, qualified matching, and
qualified non-elective contribution components upon completion of
three months
of service. Prior to this date, such employees were required to complete
one year
of service to be eligible
to participate.
Eligible
employees
who
fail
to
initiate
elective
deferral
contributions
upon
completing
three months
of
service
are
automatically enrolled
in the Plan,
unless they elect
to waive participation
in the Plan
by completing such
waiver at least
30 days
before
the
enrollment
date.
If
the
employee
does
not
complete
such
waiver
within
the
mentioned
period,
the
employee
will
be
automatically
enrolled
in
the
Plan.
Effective
March
1,
2025,
the
automatic
enrollment
initial
pre-tax
contribution is equivalent to
3
% of his/her period eligible compensation and will increase by
1
% per year up to a maximum
of
6
%
of
the
compensation as
of
the
beginning
of
each
subsequent
Plan
Year.
Prior
to
such
date,
the
automatic
enrollment initial pre-tax contribution was equivalent to
2
% of eligible compensation per pay period with an increase of
1
%
per year up to a maximum of
5
% as of the beginning of each subsequent Plan Year. Such contributions will be invested in a predetermined fund until subsequent election is made
by the participant.
Contributions
Participants are permitted to contribute up to an amount
not to exceed the maximum deferral amount specified by
the PR
Code
of
$
15,000
for
the
tax
year
ended
December
31,
2025.
Nonetheless,
the
participant
may
make
voluntary
contributions
to
the
Plan
on
an
after-tax
basis
of
up
to
10
%
of
their
eligible
compensation.
The
Bank
contributes
a
matching
contribution
of
fifty cents
for
every
dollar
up
to
the
first
6
%
of
the
participants’
eligible
compensation
that
a
participant contributes to the Plan on a pre-tax basis. The Bank’s matching contribution of
fifty cents
for every dollar of the
employee’s contribution
is comprised
of: (i)
twenty-five
cents for
every dollar
of the
employee’s contribution
up to
6
% of
the employee’s eligible compensation to be paid to the Plan as of each bi-weekly payroll; and, (ii) an additional twenty-five cents for every dollar of the employee’s contribution up
to
6
% of the employee’s eligible compensation to be deposited
as
a lump sum subsequent to the Plan Year. These are called 401(k) Matching Contributions and 401(k) Additional Matching
Contributions, respectively. In
addition, the Bank
can make a
true up matching
contribution, which is
to be determined
at
the end of
the Plan Year
to ensure that
plan participants will
receive the maximum
contribution allowed by
the Plan. The
true up matching
contribution will be
deposited subsequent to
the Plan Year
and a participant must
be actively employed
by the Bank at the end of the
Plan Year in order to receive such contribution.
Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several
mutual funds
and the
common stock
of First
BanCorp., the
Bank’s parent
company. The
Plan allows
for
rollover contributions from other qualified plans.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
Notes to the Financial Statements
December 31, 2025 and 2024
6
Participants with an age of
50 or older are permitted
to make an additional $
1,500
pre-tax contribution for the year ended
December 31, 2025 after contributing the Plan
limit of $
15,000
of their pre-tax annual compensation.
Participant Accounts
Each participant’s
account is
credited with
the participant’s
contributions and
allocations of
the Bank’s
contributions and
Plan earnings.
Allocations are
based on
the participant’s
contributions in
the case
of matching
contributions, or
account
balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can
be provided
from the
participant’s vested
account. Certain
administrative expenses
directly associated
with the
Plan are paid using the Plan assets and
then the expenses are allocated among all participants
accounts.
Vesting
Participants
are
immediately
vested
in
their
contributions
and
the
401(k)
Matching
Contributions
plus
actual
earnings
thereon.
The
401(k)
Additional
Matching
Contribution
is
subject
to
the
completion
of
at
least
three years
of
service
for
vesting.
Notes receivable from Participants
The Plan allows participants and
their beneficiaries to borrow from
their accounts a minimum of
$1,000 up to a
maximum
equal to the lesser of
50% of the participant’s vested
account balance or $50,000. A
maximum of one loan outstanding
is
permitted at
any time,
except for
participants with
two outstanding
loans under
the Santander
Plan that
merged into
the
Plan effective on December 31, 2020. Interest rates on loans are generally calculated based on the prime rate plus
2
% as
of the
date the
loan is
granted. As
of December
31, 2025
and 2024,
the loans
had interest
rates ranging
from
5.25
% to
10.50
%.
Principal and interest are paid to the Plan ratably
through biweekly payroll deductions. The loans have a term of repayment
of
up
to
five years
.
The
Plan
Administrator
may
fix
the
term
for
repayment
of
a
home
loan
for
a
period
exceeding
five years
. A home loan is a loan used
to acquire a dwelling unit which, within a
reasonable time, the participant
will
use
as
a
principal
residence.
Loan
transactions
are
considered
transfers
between
the
investment
funds
and
the
Participants Loan account. These transactions are secured
by the balance in the participant's account.
Payment of Benefits
Plan
participants
are
permitted
to
make
withdrawals
from
the
Plan,
subject
to
provisions
in
the
Plan
agreement.
Participants may receive
a distribution from the
Plan prior to termination
of employment upon
attainment of age 59
½.
On termination
of service
due to
death, disability
or retirement
,
all distributions from the Plan can be made in a
single
lump-sum cash
payment; or
installments payments
if the
equal value
is of
no less
than $
1,000
each over
a period
not
exceeding the
life expectancy
of the
participant or
the participant's
beneficiary if
the participant
has died,
or a
period not
exceeding the joint life and
last survivor expectancy of the
participant and his or her
beneficiary. If the value of
the vested
account is more than $
7,000
, the participant may elect
to defer any benefit payable
under the Plan until a
specified future
date.
However,
if
the
value
of
the
account
balance
does
not
exceed
$
7,000
,
the
distribution
will
be
made
to
the
participant,
regardless
of
whether
the
participant
consents
to
receive
it.
The
Plan
allows
for
participants
to
receive
hardship distributions.
In
the
case
of
participant
termination
because
of
death,
all
amounts
credited
to
such
participant’s
account
shall
become
fully
vested
and
the
entire
amount
is
paid
to
the
person
or
persons
legally
entitled
thereto.
In
addition,
a
participant
will
fully
vest
in
his
or
her
account
balance
(including
401(k)
Additional
Matching
Contributions)
upon
permanent and total disability.
Plan Expenses and Administration
Bank
and
participant
contributions
were
held
by
Charles
Schwab
Trust
Bank
(“Charles
Schwab”)
as
custodian
and
managed
by
Milliman
USA,
Inc.
as
plan
recordkeeper,
both
appointed
by
the
Board
of
Directors
of
the
Bank.
The
custodian invests cash received,
interest and dividend
income and makes
distributions to participants.
The Bank’s parent
company
common
stock
in
the
Plan
is
held
by
State
Street
Bank
and
Trust
Company
(“State
Street”),
which
provides
Charles Schwab with custody, fund accounting, fund administration and transfer agency services.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
Notes to the Financial Statements
December 31, 2025 and 2024
7
Generally,
recordkeeper’s
fees
are
paid
by
the
Bank
unless
there
are
forfeitures
available
to
offset
such
expenses.
For
the
year
ended
December
31,
2025,
the
Bank
paid
on
behalf
of
the
Plan
$
243,131
in
administrative
fees
and
other services rendered by the plan record keeper and
$
31,920
for investment advisory and retirement plan consulting
to third-party consultants. Administrative expenses
incurred by the Plan, primarily recordkeeper’s fees
and custodian’s
fees, are reflected in the Plan’s financial statements.
Forfeitures
Forfeited balances of
terminated participants’ non-vested
accounts are used
to reduce future
Bank contributions or
used
to cover administrative expenses of the Plan. Refer
to Note 7 for further detail.
2. Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of
the significant accounting policies of the Plan follows.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of
America
requires
management
to
make
estimates
and
assumptions
that
affect
the
reported
amounts
of
net
assets
available for
benefits, and
changes therein,
and disclosure
of contingent
assets and
liabilities. Actual
results could
differ
from those estimates.
Contributions
Employee
contributions
are
recorded
in
the
period
in
which
the
Bank
makes
payroll
deductions
from
the
participants'
compensation.
The
Bank’s
Matching
Contribution
are
recorded
on
each
bi-weekly
payroll.
The
Additional
Matching
Contribution, any
true up
matching contribution,
and any
other employer
contribution which
are deposited
subsequent to
the Plan
Year, are
recorded as
part of
the employer
contribution receivable
in the
statements of
net assets
available for
benefits.
Rollover Distributions
Terminated employees or retirees
may elect to
transfer their savings
to other plans qualified
by the Puerto
Rico Treasury
Department.
Investments Valuation and
Income Recognition
The Plan’s investments in mutual funds, money market
funds, the Schwab Personal Choice Retirement Account (“PCRA”)
and common stock of First BanCorp. are stated at fair value. The PCRA is a self-directed brokerage account, which offers participants
additional
investment
choices
beyond
the
traditional
Plan’s
investment
options.
See
Note
3
for
further
information regarding
valuation of
the Plan’s
investments. The
Plan presents
in the
statement of
changes in
net assets
available for benefits the net appreciation in the
fair value of its investments which consists of the
realized gains or losses
on investments bought and sold as well
as the unrealized appreciation on those investments held
during the year.
Purchases and
sales of
securities are
recorded on
a trade-date
basis. Interest
income is
recorded on
the accrual
basis
and
dividends
are
recorded
on
the
ex-dividend
date.
Management
fees
and
operating
expenses
charged
to
the
Plan
related to investments in mutual funds are deducted
from income earned on a daily basis and are
not separately reflected.
Consequently,
such
management
fees
and
operating
expenses
are
reflected
as
net
appreciation
in
the
aggregate
fair
value of such investments.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
Notes to the Financial Statements
December 31, 2025 and 2024
8
Notes receivable from participants
Notes receivable from participants represent participant loans that are measured at their unpaid principal balance plus
any
accrued but unpaid interest. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate
determined by the Plan administrator
at the time the loan
is granted. Any terminated employee
is
required to repay their remaining balance or
offset against their account balance upon distribution.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.
3.
Fair Value Measurements
ASC Topic
820, “Fair Value
Measurement,” defines
fair value as the
exchange price that would be received for an
asset or
paid
to
transfer
a
liability
(an
exit
price)
in
the
principal
or
most
advantageous
market
for
the
asset
or
liability
in
an
orderly
transaction between market
participants on the
measurement date. This
guidance also establishes a
three-level hierarchy for
measuring fair
value based
on the
observability of
inputs: (i)
Level 1
inputs are
quoted prices
in active
markets for
identical
assets
and
liabilities;
(ii)
Level
2
inputs
are
observable
inputs
other
than
Level
1
prices,
such
as
quoted
prices
for
similar
assets or liabilities
in active markets,
as well as
inputs that are
observable for the
asset or liability
(other than quoted
prices);
and (iii) Level 3 inputs are significant unobservable
inputs, requiring significant judgment due to limited
or no market activity.
As of December 31, 2025 and 2024, the Plan’s
investments measured at fair value consisted of the following instruments
and
classifications within the fair value hierarchy:
As of December 31, 2025
Fair Value Measurements
Using
Level 1 Level 2 Level 3
Assets at
Fair Value
Investments in mutual funds and money market
funds $
179,333,706
$
-
$
-
$
179,333,706
Investment in First BanCorp.
5,827,990
-
-
5,827,990
PCRA
42,878
-
-
42,878
Total investments
at fair value
$
185,204,574
$
-
$
-
$
185,204,574
As of December 31, 2024
Fair Value Measurements
Using
Level 1 Level 2 Level 3
Assets at
Fair Value
Investments in mutual funds and money market
funds $
151,942,286
$
-
$
-
$
151,942,286
Investment in First BanCorp.
5,530,724
-
-
5,530,724
PCRA
399,824
-
-
399,824
Total investments
at fair value
$
157,872,834
$
-
$
-
$
157,872,834
Following is a
description of the
Plan’s valuation
methodologies used
for assets measured
at fair value.
There have been
no changes in the methodologies used at December 31, 2025
and 2024.
Mutual
Funds
and
money
market
funds:
These
open-ended
funds
are
valued
at
the
daily
closing
price
as
reported by
the funds,
which represents
the net
asset value
of shares
held by
the Plan
at the
reporting
date. The
net asset value is a quoted market price available in an
active market.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
Notes to the Financial Statements
December 31, 2025 and 2024
9
Investment in First BanCorp.:
Investment in First BanCorp. consists of common stock
of First BanCorp. and is valued
based on the closing price per the stock
exchange on which they are traded.
Self-directed brokerage accounts:
Investments held in a PCRA are valued using
quoted market prices at period end.
4.
Party-In-Interest
Transactions
Parties-in-interest are defined
under the provisions
of ERISA as
any fiduciary of
the Plan, any
party rendering service
to the
Plan, any
employer (or
any affiliate),
any employee
of such
employer covered
by the
Plan, and
certain others.
Certain
Plan
investments
consist
of
investments
in
a
money
market
fund,
a
mutual
fund
and
PCRA
at
Charles
Schwab, or affiliates, which is the provider of custodial
services as defined by the Plan since April 1, 2005.
In addition,
as of
December
31, 2025
and
2024,
the
First BanCorp.
Unitized
Stock
Fund held
281,138
and
297,511
shares,
respectively,
with
a
quoted
market
value
of
$
5,827,990
and
$
5,530,724
,
respectively,
of
First
BanCorp.
common
stock,
the
parent
company
of
the
Plan
Sponsor.
The
First
BanCorp.
Unitized
Stock
Fund
also
has
an
investment
in
a
money
market
fund
managed
by
State
Street.
State
Street
provides
Charles
Schwab
with,
among
other things,
custody
services
for the
First
BanCorp.
Unitized
Stock
Fund.
For
the
year
ended
December
31, 2025,
the Plan
received dividend
income of
$
203,194
related to
the investment
in First
BanCorp. Unitized
Stock Fund
and
recognized
net
gains
of
$
787,704
,
of
which
$
725,913
relates
to
the
net
appreciation
in
the
fair
value
of
such
investment.
Moreover,
in
relation
to
the
First
Bancorp.
Unitized
Stock
Fund,
during
the
year
ended
December
31,
2025,
the
Plan
completed
purchases
or
acquisition
through
rollovers
for
a
total
acquisition
price
of
$
712,887
and
completed
sales
and
distributions
of
shares
which
had
a
carrying
value
of
$
1,157,426
and
sales
proceeds
of
$
1,219,217
, resulting in a realized gain of $
61,791
.
Plan assets
include notes
receivable
from participants
of $
5,267,672
and $
4,659,024
as of
December
31, 2025
and
2024,
respectively.
For
the
year
ended
December
31,
2025,
interest
income
related
to
notes
receivable
from
participants
amounted
to
$
477,346
.
These
transactions
qualify
as
party-in-interest
transactions
permitted
under
the
provisions of ERISA.
5.
Tax Status
The Plan
obtained
its latest
determination
letter
on
March 17, 2023
, in
which
the
Puerto
Rico
Treasury
Department
determined
and
informed
the
Bank
that
the
Plan
is
designed
in
accordance
with
the
applicable
sections
of
the
PR
Code and,
therefore,
exempt
from income
taxes. Therefore,
no provision
for income
taxes
has been
included
in the
Plan’s financial statements.
The Plan
Administrator and
the Plan’s
tax counsel
believe that
the Plan
is designed,
and is
currently being
operated,
in compliance with the applicable
requirements of the PR
Code and, therefore, believe
that the Plan is
qualified
and is
tax exempt.
Accounting
principles
generally
accepted
in
the
United
States
of
America
require
plan
management
to
evaluate
tax
positions taken
by the
Plan and
recognize a
tax liability
(or asset)
if the
Plan has
taken an
uncertain tax
position that
more likely
than
not would
not be
sustained
upon examination
by federal,
state
and/
or local
taxing
authorities.
The
plan administrator
has analyzed
the tax
positions by
the Plan,
and has
concluded that
as of
December 31,
2025 and
2024, there
are
no
uncertain
positions
taken
or expected
to
be
taken
that
would
require
recognition
of
a
liability (or
asset) or
disclosure in
the financial
statements. The
Plan is
subject to
routine audits
by taxing
jurisdictions; however,
there are currently
no audits for
any tax
periods in progress.
The plan administrator
believes it is
no longer subject
to
income tax examinations for years prior to 2021.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
Notes to the Financial Statements
December 31, 2025 and 2024
10
6.
Plan Termination
Although
it
has
not
expressed
any
intent
to
do
so,
the
Bank
has
the
right
under
the
Plan
to
discontinue
its
contributions
at
any
time
and
to
terminate
the
Plan
subject
to
the
provisions
of
ERISA.
In
the
event
of
Plan
termination, participants
will become
100
percent vested
in their
accounts and
such termination
shall not
reduce the
interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.
7.
Forfeited Amounts
Forfeited
nonvested
accounts
amounted
to
$
6
as of
December
31,
2025
($
46
as of
December
31,
2024).
Forfeited
accounts,
if
any,
are
transferred
by
the
Plan
administrator
to
an
unallocated
account
to
be
used
to
cover
administrative expenses
of the Plan or
reduce the Bank’s
future contributions. Forfeitures
amounting to $
10,566
were
used to reduce the Bank’s contributions during
2025.
8.
Risks and Uncertainties
The
Plan
provides
for
investment
options
in
various
funds
that
invest
in
equity
and
debt
securities
and
other
investments.
Such
investments
are
exposed
to
various
risks,
such
as
interest
rate,
market
and
credit
risks.
Market
values of investments may
decline for a number of
reasons, including changes in
prevailing market and interest
rates,
increases in defaults
and credit rating
downgrades, as
well as the
risk associated
with global events.
Due to the
level
of
risk
associated
with
certain
investments
and
the
level
of
uncertainty
related
to
changes
in
the
values
of
investments,
it
is at
least
reasonably
possible
that
changes in
these
factors
in the
near
term would
materially
affect
participants’ account
balances and the
amounts reported
in the statement
of net assets
available for
benefits and
the
statement
of
changes
in
net
assets
available
for
benefits.
The
Plan’s
exposure
to
a
concentration
of
credit
risk
is
dependent upon the investments selected by the participants.
The Plan
is subject
to
legal proceedings
and claims
which might
arise in
the ordinary
course of
its activities.
At this
time, there are no legal proceedings against the Plan that
might impact the financial statements.

The FirstBank 401(k) Retirement Plan for Residents of Puerto
Rico
EIN #:
66-0183103
Plan #:
002
Schedule H, Line 4(i) – Schedule of Assets (Held at
End of Year)
December 31, 2025
(b) Identity of issue, borrower, lessor or
similar party
(c) Description of investment, including
maturity date and, rate of interest (in the
case of notes receivable), or par value
(d)
Cost (e) Current value (a)
Common Stock
*
First BanCorp.
Common Stock
281,138
shares **
$
5,827,990
Total
Common Stock
5,827,990
Mutual Funds and Money Market Funds
Cohen & Steers Realty Shares Fund Class L
Mutual Fund
26,619
shares **
1,748,047
Dodge & Cox Global Bond Fund X
Mutual Fund
165,989
shares **
1,867,379
Fidelity Extended Market Index Fund
Mutual Fund
136,835
shares **
13,775,148
Fidelity International Index Fund
Mutual Fund
232,022
shares **
14,106,961
*
Schwab S&P 500 Index Fund- Select S
Mutual Fund
3,057,186
shares **
53,623,041
Vanguard Inflation-Protected Securities Fund
Mutual Fund
89,778
shares **
2,062,195
Vanguard Target Retirement Income Fund
Mutual Fund
49,703
shares **
689,378
Vanguard Target Retirement 2020 Fund
Mutual Fund
86,409
shares **
2,371,913
Vanguard Target Retirement 2025 Fund
Mutual Fund
238,810
shares **
4,764,265
Vanguard Target Retirement 2030 Fund
Mutual Fund
144,466
shares **
6,115,234
Vanguard Target Retirement 2035 Fund
Mutual Fund
375,481
shares **
10,280,672
Vanguard Target Retirement 2040 Fund
Mutual Fund
240,731
shares **
12,024,526
Vanguard Target Retirement 2045 Fund
Mutual Fund
329,101
shares **
11,432,959
Vanguard Target Retirement 2050 Fund
Mutual Fund
127,745
shares **
7,572,725
Vanguard Target Retirement 2055 Fund
Mutual Fund
61,850
shares **
4,092,026
Vanguard Target Retirement 2060 Fund
Mutual Fund
36,500
shares **
2,225,768
Vanguard Target Retirement 2065 Fund
Mutual Fund
27,162
shares **
1,087,312
Vanguard Total Bond Market Index Fund
Institutional Shares
Mutual Fund
1,087,145
shares **
10,621,409
*
State Street Institutional U.S. Government
Money Market Fund
Money Market Fund
294,291
shares **
294,291
*
Schwab Treasury Obligations Money Fund
Money Market Fund
18,578,457
shares **
18,578,457
Total
Mutual Funds and Money Market Funds
179,333,706
Other
*
Notes receivable from participants
Interest rates ranging from
5.25
%
to
10.50
%; Maturities through October 2035 **
5,267,672
* Schwab Personal Choice Retirement Account - Self-directed
Brokerage Account **
42,878
Total
Other
5,310,550
Total
$
190,472,246
*
Party in-interest
** Historical cost is not required for participant directed investments.
See accompanying report of Independent Registered Public Accounting Firm.

Signatures
The Plan. Pursuant to the requirement
of the Securities Exchange
Act of 1934, the Board of
Trustees (or the
persons who
administer the
employee benefit
plan) have
duly caused
this annual
report to
be signed
on its
behalf by
the undersigned
hereunto duly authorized.
THE FIRSTBANK 401(K)
RETIREMENT
PLAN
FOR
RESIDENTS
OF
PUERTO
RICO
(Name of Plan)
Date: June 18, 2026
By:
/s/ Victor Barreras
Authorized Representative